UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on Asia Pacific Telecom Group chooses Alvarion’s Mobile wimax 16e-based solution for deployment in Taiwan dated May 15, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ALVARION LTD.

Date: May 15th, 2007                                                                                                    By: /s/ Tali Mirsky
                                        Name: Tali Mirsky
Title:	VP, General Counsel and Corporate Secretary

EXHIBIT 1

Contacts
Efrat Makov, CFO                    Esther Loewy, Investor Relations
+972-3-645-6252                                                                +650-314-2653
+760-517-3187                                                                   +972-3-767-4476
Efrat.makov@alvarion.com                                             esther.loewy@alvarion.com

FOR IMMEDIATE RELEASE

Asia Pacific Telecom Group chooses Alvarion’s MObile wimax 16e-based solution for deployment in Taiwan

Expands Participation in M-Taiwan Initiative

Taipei Summit, Taiwan, May, 15— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that  Asia Pacific Telecom Group (APTG) plans to deploy its 802.16e-based 4MotionTM Mobile WiMAX solution in TaiChung, the third largest city in Taiwan. This project demonstrates Alvarion’s commitment to Mobile WiMAX in Taiwan, where it is already involved in WiMAX deployments and various local partnerships as a key participant in the M-Taiwan program. Alvarion’s local partner is AnDar Technology Inc.

Alvarion is actively contributing to the M-Taiwan project with its commercially available solution, granting operators, device manufacturers, base station suppliers, and others with the important advantage of time-to-market. M-Taiwan is the Taiwanese government’s initiative for providing ubiquitous broadband throughout the island nation. The project’s main goals include elevating Taiwan to one of the top five countries in the world for Internet penetration, while becoming one of the top ten countries in the world for low online access fees. In addition, M-Taiwan's broadband initiative is aimed at improving the broadband and wireless infrastructures in the country’s remote areas to help bridge Taiwan’s digital divide.

“As a leading company in Taiwan, we required a WiMAX vendor with field-proven expertise to help us offer our customers a full range of wireless applications, including Internet access, voice and video services," said Mr. Springfield Lai, Chairman of APTG. "Alvarion’s ongoing contribution to the M-Taiwan program is impressive and we look forward to implementing large-scale 16e-based Mobile WiMAX deployments across Taiwan."

Based on the award-winning BreezeMAXTM and 4Motion – the foundation of Alvarion’s OPENTM WiMAX strategy – the new network is expected to provide corporate and small business users with high-quality data and voice over IP (VoIP) broadband services, at 2.5 GHz frequency. OPEN WiMAX is Alvarion’s operator-centric, all-IP ecosystem for enabling service providers to choose network and consumer electronics equipment from any combination of vendors and partners to best fit their specific mobile network requirements.

"We are excited to be selected by APTG, and particularly happy to contribute to the adoption of WiMAX in Taiwan through our extensive worldwide experience in deploying WiMAX systems,” said Tzvika Friedman, president and CEO of Alvarion. “As WiMAX leader, we are strongly engaged in the nationwide WiMAX broadband initiative and uniquely positioned to help promote the adoption of OPEN WiMAX benefits and services in Taiwan, Asia and across the globe."
About Asia Pacific Telecom Group
Asia Pacific Telecom Group (APTG) consists of Asia Pacific Broadband Telecom Co., Ltd. (APBT), Asia Pacific Online (APOL) and Asia Pacific Broadband Wireless (APBW). APTG integrates Networks, Multiple Technologies, Discipline, and Human Resources to operate with high synergy and efficiency. The company is the world's first to provide Cable Modem Internet access and Cable Phone on a two-way Fiber Cable TV Network and Taiwan's first to provide Metropolitan Area Networks (MAN) on ELL and VDSL. APTG has composed a value chain of broadband networks in the industries of wire line, wireless and Internet services. APTG operates its broadband telecom businesses by following the principles of convergence, innovation, and speed to achieve the success in the telecom market (www.aptg.com.tw).
About AnDar Technology Inc.
From one of the branches of Uni-President Group, Andar was established as an independent company in 1992. And in July 2003, Andar integrated 華源生活資訊 and started the Information Service business.
During the past years, Andar has come to several outstanding achievements. In the middle of 2004, Andar obtained one of the most important projects of Taipei City government, the “Taipei M-City” Project, and became to the most experienced WISP provider in Taiwan. In July 2005, Andar formed SI operation department and focused on System Integration Business of Qware.
In 2006, Andar ran a food channel, Eat!TV, operating by a new multi-media department of Andar and became a content provider of HiNet DigitalHome.

As a system integration company, Andar posits herself to be a company that approaches the market, grasps the customers, be creative and would invest resources audaciously to provide creative services. With well trained professionals, Andar provides total solution to our customers, and overcomes the competitive environment by providing pertinent on-site services.

Andar aims at creating another success business model in Taiwan’s information industry and successfully satisfies every customer. We construct new business models in digital streaming with our IT integrated ability, and builds win-win business model bases on our inventive ideas.

About Alvarion
With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.